UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           GUNTHER INTERNATIONAL, LTD.
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   403203 10 2
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                                 (CUSIP Number)

                                Stephen V. Burger
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
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                     (Name, Address and Telephone Number of Person Authorized
                              to Receive Notices and Communications)

                                  July 19, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403203 10 2

1   NAME OF REPORTING PERSON: June H. Geneen, Executor
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [x]
                                                           (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF         7     SOLE VOTING POWER:   -0-
   SHARES
BENEFICIALLY        8     SHARED VOTING POWER:   -0-
  OWNED BY
    EACH            9     SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH         10    SHARED DISPOSITIVE POWER:  -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:   -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): -0-

14  TYPE OF REPORTING PERSON: IN



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




CUSIP No. 403203 10 2

1   NAME OF REPORTING PERSON: Phil E. Gilbert, Jr., Executor
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [x]
                                                           (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF         7     SOLE VOTING POWER:   -0-
   SHARES
BENEFICIALLY        8     SHARED VOTING POWER:   -0-
  OWNED BY
    EACH            9     SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH         10    SHARED DISPOSITIVE POWER:  -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:   -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): -0-

14  TYPE OF REPORTING PERSON: IN



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





CUSIP No. 403203 10 2

1 NAME OF REPORTING PERSON: United States Trust Company of New York I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 13-381-8954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) [x]
                                                           (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF         7     SOLE VOTING POWER:   -0-
   SHARES
BENEFICIALLY        8     SHARED VOTING POWER:   -0-
  OWNED BY
    EACH            9     SOLE DISPOSITIVE POWER:  -0-
 REPORTING
PERSON WITH         10    SHARED DISPOSITIVE POWER:  -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON:   -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                              [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): -0-

14  TYPE OF REPORTING PERSON: CO

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


     This Amendment No. 4 to the Statement on Schedule 13D dated November 24, 1998, and previously amended on January 20, 1999, April 30, 1999, and July 13, 2001, of June H. Geneen, Phil E. Gilbert, Jr. and United States Trust Company of New York (collectively, the "Executors"), as co-executors of the Estate of Harold S. Geneen (the "Estate"), is being filed as a result of: (1) the distribution to the Estate on July 19, 2001, by Park Investment Partners, Inc. ("Park Investment"), in connection with the dissolution of Park Investment, of 693,745 shares of Common Stock; and (2) the sale on July 25, 2001, by the Estate to Gunther Partners, LLC ("GP") of 919,569 shares of Common Stock. Capitalized terms herein which are not defined herein shall have the same meanings as in this Statement on Schedule 13D as previously amended.

Item 4. Purpose of the Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The following transactions have occurred as provided for or contemplated by
(a) the Recapitalization Agreement, which is described in Item 4 of Amendment No. 3 to this Statement and is included in the said Amendment No. 3 as Exhibit 7 to this Statement, and (b) the Securities Purchase Agreement made as of July 25, 2001, by and among GP and the Executors, which is included in this Amendment No. 4 as Exhibit 8 to this Statement:

     1. On July 19, 2001, in connection with the dissolution of Park Investment, it distributed 693,745 shares of Common Stock to the Estate and 693,744 shares of Common Stock to Gerald H. Newman. The Estate and
     Mr. Newman are each a 50% shareholder of Park Investment.

     2. On July 25, 2001, GP purchased from the Estate for the benefit of the Issuer (a) 919,569 shares of Common Stock for an aggregate purchase price of $137,935.35, and (b) two promissory notes of the Issuer in the aggregate principal amount of $1,851,168.75 for an aggregate purchase price of $500,000.00.


     As a result of the transactions described in paragraphs 1 and 2 above, the Estate and the Executors have ceased to be the beneficial owners of any shares of Common Stock.

     Item 5. Interest in Securities of the Issuer

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) The Executors are the beneficial owners of no shares of Common Stock.

     (c) Apart from the transactions described in Item 4 of this Amendment No. 4, no transactions in the Common Stock have been effected by the Executors or the Estate during the past 60 days.



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




     (d) Not applicable.

     (e) As a result of the transactions described in Item 4 of this Amendment No. 4, the Executors have ceased to be the beneficial owners of any shares of Common Stock and thus are no longer subject to the requirements of Section 13(d) or 13(g) of the Securities Exchange Act of 1994 with respect to their beneficial ownership of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     ITEM 6 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     The summary set forth in Item 4 of this Amendment No. 4 of certain provisions of the Securities Purchase Agreement is hereby incorporated by reference in this Item 6 and is qualified in its entirety by reference to the full text of such agreement, which is an exhibit to this Schedule 13D and is hereby incorporated by reference in this Item 6.

     Except as previously described in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Executors or between them and any other person with respect to the securities of the Issuer, including but not limited to contracts, arrangements or understandings with respect to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 8. Securities Purchase Agreement made as of July 25, 2001, by and among
           GP and the Executors.



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


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   July 26, 2001

                                                 /s/ June H. Geneen
                                            ------------------------------------
                                                 June H. Geneen


                                                 /s/ Phil E. Gilbert, Jr.
                                            ------------------------------------
                                                 Phil E. Gilbert, Jr.



                                            UNITED STATES TRUST COMPANY
                                                  OF NEW YORK



                                            By   /s/ George P. Ligotti
                                                --------------------------------
                                                     George P. Ligotti
                                                     Vice President





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